KANSAS GAS SERVICE, A DIVISION OF

ONE GAS, INC.

15 EAST FIFTH STREET

TULSA, OKLAHOMA 74103

October 26, 2022

Via EDGAR and Electronic Mail

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Structured Finance

Attention: Kayla Roberts and Arthur Sandel

RE:	Kansas Gas Service, a Division of ONE Gas, Inc.

Kansas Gas Service Securitization I, L.L.C.

Registration Statement on Form SF-1

Filed September 8, 2022

File Nos. 333-267322 and 333-267322-01

Ladies and Gentlemen:

On behalf of Kansas Gas Service, a Division of ONE Gas, Inc. (“ONE Gas”), and Kansas Gas Service Securitization I, L.L.C. (the “Issuing Entity” and, together with ONE Gas, the “Registrants”), we submit via EDGAR for review by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”) which is being filed simultaneously with this response letter. Amendment No. 3 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 25, 2022. For your convenience, the Registrants are providing to the Staff a supplemental copy of Amendment No. 3 marked to indicate the changes from Amendment No. 2 to the Registration Statement that was filed on October 19, 2022.

Set forth below are the Registrants’ responses to the Staff’s comments. The Registrants’ responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3.

Amendment No. 2 Registration Statement on Form SF-1

The Servicing Agreement

The Servicer Will Provide Assessments Concerning Compliance…, page 119

1.

We note your disclosure that the servicer will furnish annually, on or before March 31 of each year, starting in 2024, servicer certificates of compliance as required by Items 1122 and 1123 of Regulation AB. We also note that your fiscal year end is December 31 and that you indicate throughout the prospectus and Form of Indenture filed as Exhibit 4.1 that you contemplate completing the Series 2022-A Senior Secured Securitized Utility Tariff Bonds in fiscal year 2022. Please confirm that, if you complete your offering prior to December 31, 2022, such servicer compliance reports will be filed no later than March 31, 2023. Please also make conforming changes throughout the prospectus as necessary. Refer to Exchange Act Rule 15d-18(b) (requiring servicer compliance reports “as of and for the period ending the end of each fiscal year”) (emphasis added).

RESPONSE: The Registrants confirm that, if the offering is completed prior to December 31, 2022, the servicer compliance reports of the servicer will be filed no later than March 31, 2023, and that the disclosure on pages 92 and 119 of the prospectus included in Amendment No. 3 and the Form of Servicing Agreement filed as Exhibit 10.1 to Amendment No. 3 has been revised accordingly to reflect this.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3

2.

We note your response in prior comment 6 and reissue in part. While Item 601(b)(1) of Regulation S-K permits the underwriting agreement to be filed on Form 8-K and incorporated by reference into a registration statement subsequent to its effectiveness, the proposed form of such document must be filed as an exhibit to the registration statement prior to effectiveness to the extent the final agreement is not filed with registration statement. Please file your Form of Underwriting Agreement with your next amendment.

RESPONSE: The Registrants confirm that they have filed the Form of Underwriting Agreement as an exhibit to Amendment No. 3.

Exhibits

Exhibits 5.1 Opinion of Baker Botts L.L.P. with respect to legality, page 5

3.

We note that the legal opinion filed as Exhibit 5.1 is limited to “matters of the Delaware LLC Act and applicable federal,” while the indenture and the bonds will be governed by the laws of the State of New York, according to Section 10.11 of the Form of Indenture filed as Exhibit 4.1. As the bonds are contractual obligations, counsel must opine on the law of the jurisdiction governing the agreement or instrument pursuant to which a bond is issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please have counsel revise its legal opinion to also opine on the laws of the State of New York with respect to the bonds. Refer to Section II.B.1(e) of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings).

RESPONSE: The Registrants confirm that Exhibit 5.1 filed as an exhibit to Amendment No. 3 has been revised to opine on the contract law of the State of New York with respect to the bonds.

* * * * *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184.

Very truly yours,

/s/ Caron A. Lawhorn
Caron A. Lawhorn
Senior Vice President and Chief Financial Officer

cc:	Timothy S. Taylor, Baker Botts L.L.P.

Joseph L. McCormick, ONE Gas, Inc.

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